

Mail Stop 6010

August 22, 2008

VIA U.S. MAIL

Marshall L. Mohr
Chief Financial Officer
Intuitive Surgical, Inc.
1266 Kifer Road
Sunnyvale, California 94086

>   **Re: Intuitive Surgical, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed February 14, 2008**
>   **File No. 000-30713**

Dear Mr. Mohr:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Angela Crane
>   Branch Chief